BALLOT

To:

I have received and reviewed the Post-Effective Date Amendment No.1 Form 1-A dated February __, 2023 (the “Amendment”). I understand that you are offering each person who has subscribed to purchase Common Units of Membership Interest (“Units”) in Birgo Reiturn Fund LLC (the “Company”), the ability to: (a) confirm their subscription, and receive Units in the Company when the minimum offering amount of $100,000 of subscriptions for Units has been achieved; or (b) rescind their original subscription, and receive back the full purchase price of their Units.

I understand that the offer to rescind will stay open for ___ days, until ________, 2023.

I confirm my understanding that that the material change in the Amendment is a decrease in the minimum offering amount from $1,000,000 to $100,000 of Units that must be sold for the Company to break escrow.

I understand that this decrease will enable the Company to participate earlier in the Operating Partnership (as defined in the Amendment), which is currently purchasing real estate assets, with the expectation that the Company could provide returns to its investors.

I understand that, if I exercise my right to rescind, I will no longer have any rights as a subscriber to receive Units as an investment in the Company or any successor entity.

I elect to:

☐	Rescind my subscription to invest in Units of the Company.

☐	Confirm my subscription to invest in Units of the Company. I confirm that my subscription received by the Company is $_______________ for ___ Units, and I reconfirm the Representations and Warranties of Investor and all other information set forth in my Subscription Agreement dated _________,________, 202_ received by the Company to Purchase ___ Units for $_______________.

DATE AND SIGNATURES:	Dated: _______________________, 2023

Signature(s)	Name(s) (Please Print)

(Each co-owner or joint owner must sign – Names must be signed exactly as printed above.)